# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Anghami Inc, CIK 0001871983
CUSIP: G0369L101
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: 16th Floor, Al-Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates (C0), 00000
Date of event which requires filing of this statement: 12/15/2025
Filed by CIK 0001437107
Persons authorized to receive notices and communications: Benjamin R. Pedersen, 66 Hudson Boulevard, New York, New York (NY), 10001, 212-909-6000

## Reporting persons
- Warner Bros. Discovery, Inc. (CIK 0001437107): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,417,345; sole dispositive power 0; shared dispositive power 7,417,345; aggregate amount beneficially owned 7,417,345 (71.3% of the class)
  Comment: The amounts listed in Rows 8, 10 and 11 reflect the 1-for-10 reverse stock split of the ordinary shares, par value $0.001 per share (the "Ordinary Shares"), of Anghami Inc, an exempted company incorporated in the Cayman Islands with limited liability (the "Issuer"), implemented on August 1, 2025 (the "Reverse Stock Split") and include (i) 6,074,721 Ordinary Shares owned of record by OSN Streaming Limited ("OSN Streaming") and beneficially owned by the Reporting Persons (as defined below) plus (ii) 1,342,624 Ordinary Shares underlying warrants that are exercisable by OSN Streaming at a price of $115 per Ordinary Share (subject to certain specified adjustments) that are beneficially owned by the Reporting Persons (the "OSN Warrants").
  
  The percentage calculated in Row 13 is based on a total of 10,407,432 Ordinary Shares, which includes (i) 6,688,637 Ordinary Shares outstanding as of October 16, 2025, based upon information provided by the Issuer, plus (ii) 2,376,171 Ordinary Shares issued to OSN Streaming on December 15, 2025 (the "Conversion Date") in connection with the conversion of the Notes (as defined in the Original 13D (as defined below)) and the PIK Interest Amount (as defined below), plus (iii) 1,342,624 Ordinary Shares issuable upon the exercise of the OSN Warrants. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants beneficially owned by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
- Dplay Entertainment Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,417,345; sole dispositive power 0; shared dispositive power 7,417,345; aggregate amount beneficially owned 7,417,345 (71.3% of the class)
  Comment: The amounts listed in Rows 8, 10 and 11 reflect the Reverse Stock Split and include (i) 6,074,721 Ordinary Shares owned of record by OSN Streaming and beneficially owned by the Reporting Persons, plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of the OSN Warrants.
  
  The percentage calculated in Row 13 is based on a total of 10,407,432 Ordinary Shares, which includes (i) 6,688,637 Ordinary Shares outstanding as of October 16, 2025, based upon information provided by the Issuer, plus (ii) 2,376,171 Ordinary Shares issued to OSN Streaming on the Conversion Date in connection with the conversion of Notes and the PIK Interest Amount plus (iii) 1,342,624 Ordinary Shares issuable upon the exercise of the OSN Warrants. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants beneficially owned by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.001 per share
Name of issuer: Anghami Inc
Address of issuer's principal executive offices: 16th Floor, Al-Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates (C0), 00000
Comment: This Amendment No. 1 ("Amendment No. 1") is being filed by Warner Bros. Discovery, Inc. ("WBD") and Dplay Entertainment Limited (the "Purchaser" and, together with WBD, the "Reporting Persons") and amends the initial statement on Schedule 13D filed on July 25, 2025 (the "Original 13D"). The information reported in the Original 13D remains in effect, except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used but not defined in this Amendment No. 1 shall have the respective meanings ascribed to them in the Original 13D. All references to the "Statement" in the Original 13D and this Amendment No. 1 shall be deemed to refer to the Original 13D as amended and supplemented by this Amendment No. 1.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended by adding the following to the end thereof:

The information set forth in Item 4 of Amendment No. 1 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended by adding the following to the end thereof:

On the Conversion Date, the Issuer issued a total of 2,376,171 Ordinary Shares to OSN Streaming, pursuant to the notice sent by OSN Streaming on October 14, 2025 (the "Notice"). The Notice notified the Issuer of OSN Streaming's intention to convert into Ordinary Shares on the Conversion Date: (i) the original principal amounts outstanding under the Notes in the aggregate amount of $55,000,000 and (ii) the capitalized PIK Interest and any accrued and not capitalized PIK Interest under the Notes as of Conversion Date. The amount of PIK Interest under the Notes as of the Conversion Date was approximately $4,404,312.86 (the "PIK Interest Amount").

The conversion of the Notes and the PIK Interest Amount was effected at the base conversion price of $25.00 per Ordinary Share (as such base conversion price was adjusted pursuant to the Notes following the Reverse Stock Split).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The responses of the Reporting Persons to rows (11) through (13) of the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference. The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based on a total of 10,407,432 Ordinary Shares, which includes (i) 6,688,637 Ordinary Shares outstanding as of October 16, 2025, based upon information provided by the Issuer, plus (ii) 2,376,171 Ordinary Shares issued to OSN Streaming on the Conversion Date plus (iii) 1,342,624 Ordinary Shares issuable upon the exercise of the OSN Warrants. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants beneficially owned by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

The responses of the Reporting Persons to rows (7) through (10) of the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference. The Reporting Persons beneficially own an aggregate of 7,417,345 Ordinary Shares, which includes (i) 6,074,721 Ordinary Shares owned of record by OSN Streaming plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of the OSN Warrants.

As of the date of this Statement, (i) OSN Streaming Holding Limited holds a number of ordinary shares of OSN Streaming cumulatively representing 88.72% of the total issued share capital of OSN Streaming and (ii) the Purchaser holds a number of ordinary shares of OSN Streaming cumulatively representing 11.28% of the total issued share capital of OSN Streaming. Subject to the consummation of the Second Completion and the Third Completion (each as defined in Item 6 of this Statement), (a) OSN Streaming Holding Limited will hold a number of ordinary shares of OSN Streaming cumulatively representing 66.17% of the total issued share capital of OSN Streaming as of the date of the SPA and (b) the Purchaser will hold a number of ordinary shares of OSN Streaming cumulatively representing up to 33.83% of the total issued share capital of OSN Streaming as of the date of the SPA.

The Reporting Persons may be deemed to be members of a "group" with, and may be deemed to have or share indirect voting and dispositive power, over any of the Ordinary Shares held directly or beneficially owned by OSN Streaming, OSN Streaming Holding Limited, Panther Media Holding Limited, Panther Media Group Limited and Kuwait Projects Company (Holding) K.S.C.P.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

Except as set forth in Items 3, 4 and 6, which information is incorporated herein by reference, during the 60 days preceding the date of this Statement, none of the Reporting Persons has effected any transactions of Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: Item 5(d) is hereby amended and restated in its entirety as follows: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Item 5(e) is hereby amended and restated in its entirety as follows: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended by adding the following to the end thereof:

The information set forth in Item 4 of Amendment No. 1 is incorporated herein by reference.

## Signatures
- Warner Bros. Discovery, Inc.: /s/ Tara L. Smith, Tara L. Smith/Executive Vice President and Corporate Secretary (12/17/2025)
- Dplay Entertainment Limited: /s/ Roanne Weekes, Roanne Weekes/Statutory Director (12/17/2025)